Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (U708)

Offering Period: September 14, 2012—September 21, 2012
18 month Callable Yield Notes Linked to the Common Stock of Facebook, Inc.

Return Profile

•	18 month Callable Yield Notes linked to the performance of the common stock of Facebook, Inc.
•	Interest payments will be paid quarterly in arrears at a rate expected to be between 9.00% - 11.00% per annum (to be determined on the Trade Date), calculated on a 30/360 basis, subject to Early Redemption.
•	If a Knock-In Event does not occur, the investor will be entitled to receive their principal amount at maturity.
•	If a Knock-In Event occurs, the payment at maturity will be determined by the Physical Delivery Amount, which will most likely have a value substantially less than the principal amount of your securities, and may be zero.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Terms & Knock-In Event

Issuer:	Credit Suisse AG ("Credit Suisse"), Nassau Branch.
Trade Date:	Expected to be September 24, 2012.
Settlement Date:	Expected to be September 27, 2012.
Reference Shares:	Facebook, Inc. (FB)
Interest Rate:	Expected to be between 9.00% - 11.00% per annum, calculated on a 30/360 basis, to be set on the Trade Date.
Interest Payment Dates:	December 27, 2012, March 27, 2013, June 27, 2013, September 27, 2013, December 27, 2013, and the Maturity Date, unless redeemed earlier.
Early Redemption:	Prior to the Maturity Date, the Issuer may redeem the securities on any Interest Payment Date scheduled to occur on or after December 27, 2012 upon notice on or before the relevant Early Redemption Notice Date at 100% principal amount plus accrued but unpaid interest.
Early Redemption Notice Dates:	December 21, 2012, March 22, 2013, June 24, 2013, September 24, 2013 or December 23, 2012, as applicable.
Knock-In Price:	Approximately 50.0% of the Initial Share Price.
Knock-In Event:	A Knock-In Event will occur if the Final Share Price of the Reference Shares is equal to or less than the Knock-In Price.
Initial Share Price:	The closing price of the Reference Shares on the Trade Date.
Final Share Price:	The closing price of the Reference Shares on the Valuation Date.
Redemption Amount:

The Redemption Amount of the securities an investor will be entitled to receive will depend on the performance of the Reference Shares and whether a Knock-In Event has occurred. Subject to Early Redemption, the Redemption Amount will be determined as follows:

• If a Knock-In Event has not occurred, the Redemption Amount will equal the principal amount of the securities.

• If a Knock-In Event has occurred, you will be entitled to receive the Physical Delivery Amount.

Physical Delivery Amount:	A number of Reference Shares per $1,000 principal amount of securities, rounded down to the nearest whole number and equal to the product of (i) $1,000 divided by the Initial Share Price and (ii) the share adjustment factor, plus a cash amount equal to the proportion of the Final Share Price corresponding to any fractional share. If the fractional share amount to be paid in cash is a de minimis amount, as determined by the calculation agent, the holder will not receive such amount.
Valuation Date:	March 24, 2014
Maturity Date:	March 27, 2014
CUSIP:	22546TZM6

Benefits

•	Offers above-market interest payment versus ordinary fixed income investments
•	Reduced downside risk due to a 50.00% contingent buffer

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Reference Shares	Redemption Amount per $1,000 Principal Amount(1)(2)
50%	$1,000
40%	$1,000
30%	$1,000
20%	$1,000
10%	$1,000
0%	$1,000
-10%	$1,000
-20%	$1,000
-30%	$1,000
-40%	$1,000
-50%	52 shares + a cash amount
(1)	Does not include any expected interest payments on the securities.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks

•	Investment may result in a loss of up to 100% of principal.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption.
•	The Redemption Amount will be less than the principal amount if a Knock-In Event occurs.
•	If a Knock-In Event occurs, the return will be based on the performance of the Reference Shares.
•	The securities are subject to Early Redemption, which may limit an investor’s ability to accrue interest over the full term of the securities.
(See “Additional Risk Considerations” on the next page.)

Product Summary

Horizon (months)	18 months
Principal Repayment	Principal at Risk
Investment Objective	Income
Market Outlook	Neutral

FINANCIAL PRODUCTS FACT SHEET

Offering Period: September 14, 2012—September 21, 2012

18 month Callable Yield Notes

Additional Risk Considerations

  Anti-dilution protection is limited.
  Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
  Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
  Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
  As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated September 14, 2012, Underlying Supplement dated March 23, 2012, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at: http://sec.gov/Archives/edgar/data/1053092/000095010312004789/dp32878_424b2-u708.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.